Exhibit 99.7

KPMG LLP Chartered Accountants Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto ON M5H 2S5	Telephone (416) 777-8500 Fax (416) 777-8818 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Dominion Diamond Corporation

We consent to the inclusion in this annual report on Form 40-F of:

  our Independent Auditors’ Report of Registered Public Accounting Firm dated April 27, 2013 on the consolidated financial statements of Dominion Diamond Corporation (the “Company”) (formerly Harry Winston Diamond Corporation) comprising the consolidated balance sheets of the Company as at January 31, 2013, January 31, 2012 and February 1, 2011, the consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for the years ended January 31, 2013 and January 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information our Report of Independent Registered Public Accounting Firm dated April 27, 2013 on the Company’s internal control over financial reporting as of January 31, 2013 each of which is contained or incorporated by reference in this annual report on Form 40-F of the Company for the fiscal year ended January 31, 2013.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-156805) on Form S-8 of Dominion Diamond Corporation.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants
April 29, 2013
Toronto, Canada

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